United Airlines Holdings, Inc.
233 S. Wacker Drive
Chicago, IL 60606

November 14, 2022

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Energy and Transportation
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Michael Purcell and Ms. Karina Dorin

Re:	United Airlines Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2021
Response dated October 7, 2022
File No. 001-06033
Dear Mr. Purcell and Ms. Dorin:
This letter is in response to comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or “SEC”) contained in the Staff’s comment letter dated October 28, 2022 (the “Comment Letter”), which was issued in response to United Airlines Holdings, Inc.’s (“United”) letter dated October 7, 2022 (the “Response Letter”) in response to the Staff’s comment letter dated September 7, 2022, all in connection with United’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 (“2021 Form 10-K”). For convenience of reference, we have recited the Staff’s comments in the Comment Letter in bold face type and have followed each comment with United’s response.
Response dated October 7, 2022
Risk Factors, page 18
1.We note your response to prior comment 3 and reissue it in part. Please expand your disclosure to discuss risks related to climate change market trends that may alter business opportunities in greater detail, including, for example, changes in customer demand related to greenhouse gas emissions.
Response: In the Response Letter, United provided that “[a]lthough United does not have any evidence of this potential trend occurring now, United believes it is possible that, in the future, segments of the public may choose airline travel based on airlines’ GHG emissions, which is why United disclosed in the 2021 Form 10-K that it is resolute in attaining its mid-term and long-term climate goals.” However, United respectfully advises the Staff of its note in the Response Letter that United did not believe as of the 2021 Form 10-K filing that this potential trend represented a material risk. United reiterates that it does not expect that the potential trend (should it materialize) would be reasonably likely to have a material impact on its business, financial condition, liquidity or results of operations in the foreseeable future. In fact, as United

233 South Wacker Drive, 13th Floor–WHQLA, Chicago, IL 60606

previewed in the 2021 Form 10-K, even though United’s “absolute GHG emissions will rise in the immediate future as the impact of the COVID-19 pandemic on the Company’s operations lessens and the Company implements its United Next strategy and expects to return to growth with the anticipated increase in travel demand[,]” United’s operating revenue in both the second and third quarters of 2022 far exceeded its operating revenue in the respective quarters in 2019 despite any greenhouse gas (“GHG”) emissions increase. Similarly, United confirmed in its press release announcing its financial results for the third quarter of 2022, a copy of which is furnished pursuant to Item 2.02 as Exhibit 99.1 to a Current Report on Form 8-K dated October 18, 2022, that it expected its adjusted operating margin1 for the fourth quarter of 2022 to be above its adjusted operating margin for the same quarter of 2019.2
In addition, United disclosed in the Risk Factors section of the 2021 Form 10-K the potential impact of climate change market trends on United, including the following:
•“If we are unable to meet or properly report on our progress toward achieving our climate change goals and commitments, we could face adverse publicity and reactions from other investors, activist groups, or other stakeholders, which could result in reputational harm or other adverse effects to the Company.”
•“[W]e could incur significant costs to improve the climate resiliency of our infrastructure and supply chain and otherwise prepare for, respond to, and mitigate the effects of climate change. We are not able to predict accurately the materiality of any potential losses or costs associated with the effects of climate change.”
United confirms that it will continue to evaluate current and anticipated material risks related to climate change market trends that may alter its business opportunities as the trends and risks evolve and disclose—and provide appropriate updates to—the material trends and risks in its future SEC filings as appropriate in accordance with Commission rules and regulations then in effect.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35
2.We note your response to prior comment 6. Please expand your disclosure to address reputational risks that may result from your current operations that produce material greenhouse gas emissions.
Response: To date, United has not observed any significant negative impact to its reputation or brand as a result of its GHG emissions that exposed United to material adverse consequences to its business, financial condition, liquidity and results of operations. United confirms that investors and other stakeholders expressing interest in climate change matters have generally been supportive of United’s goals and pathways. Furthermore, United has not observed a
1 Adjusted operating margin is a financial measure that is not calculated in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and is calculated as operating margin, excluding operating special charges (credits), the nature of which were not determinable at the time. As a result, the company did not provide a target for or a reconciliation to operating margin, the most directly comparable GAAP measure, because United was unable to predict certain items contained in the GAAP measure without unreasonable efforts.
2 Guidance provided in connection with United’s press release announcing its financial results for the third quarter of 2022 speaks only as of its date.
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decrease in its bookings because of its GHG emissions. Rather, as noted in the response to Comment #1, United’s financial results have been strong since the first quarter of 2022. In its future SEC filings, United will include relevant disclosures in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section if it believes that reputational risks that may result from its current operations that produce material GHG emissions represent a material event or uncertainty that is reasonably likely to affect its future results or financial condition.
United also respectfully advises the Staff that it provided detailed disclosure in the Risk Factors section of the 2021 Form 10-K on the reputational risks that may potentially result from United’s future as well as its current operations in connection with United’s production of GHG emissions, including the following:
•“Compliance with existing and future environmental laws and regulations can require significant expenditures and operational changes and violations can lead to significant fines and penalties and reputational harm.”
•“If we are unable to meet or properly report on our progress toward achieving our climate change goals and commitments, we could face adverse publicity and reactions from other investors, activist groups, or other stakeholders, which could result in reputational harm or other adverse effects to the Company.”
United confirms that it will continue to evaluate current and anticipated material reputational risks that may result from its operations as a result of its GHG emissions as the risks evolve and disclose—and provide appropriate updates to—the material reputational impacts, trends, uncertainties and risks in its future SEC filings as appropriate in accordance with Commission rules and regulations then in effect.
3.We note your response to prior comment 7 states that weather-related damages to your property and operations were not material during the years covered by your Form 10-K and that you note by way of example the costs related to the 2021 winter storm that took place across Texas. Please quantify all weather-related damages to your property and operations for each of the periods covered by your Form 10-K.
We also note that at the time of the filing of your Form 10-K you did not believe there had been any weather-related impacts due to climate change that had materially impacted the cost of insurance. Please quantify your insurance costs for each of the periods covered by your Form 10-K and explain whether changes to your insurance costs are expected in future periods.
In addition, tell us how you considered including disclosure regarding the potential impact to you from weather-related disruptions to your suppliers.
Response: United’s corporate insurance office tracks damage and loss events affecting United’s property and operations. The weather-related damages to United’s properties and operations, net of insurance reimbursements, that were reported to United’s corporate insurance office were de minimis (i.e., less than $4 million in the aggregate) in each of the fiscal years ended December
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31, 2019 and 2020 and were, in the aggregate, less than $26 million in the fiscal year ended December 31, 2021.
United’s total insurance expense for its property and operations was in the aggregate approximately $52 million, $38 million and $44 million in the fiscal years ended December 31, 2019, 2020 and 2021, respectively. United currently does not expect material changes in insurance costs in future periods due to weather-related events.
In the Response Letter, United described the review process involved in the preparation and review of its filings with the SEC in its response to Comment #1, which is the review process that United preformed with respect to its consideration of potential disclosure regarding the impact to United of weather-related disruptions to its suppliers. During the review process, United did not identify any risk or uncertainty related to weather-related disruptions to its suppliers that would reasonably be expected to have a material adverse effect on its business, financial condition, liquidity or results of operations. As a result, United did not explicitly disclose weather-related disruptions as among the material risks pertaining to its suppliers’ performance that could impact United’s business because United considers it to be more reasonably likely that some other factors set forth in the Risk Factors section of the 2021 Form 10-K would be the cause of its suppliers’ potential failure to perform their obligations. United respectfully advises the Staff of the following disclosure in the Risk Factors section relating to its suppliers and other partners, which was prepared based on the review process described above:
•“A number of factors may impact the Company’s regional network, including weather-related effects, seasonality, equipment or software failures and cybersecurity attacks and any significant declines in demand for air travel services, including as a result of the COVID-19 pandemic.”
•“The airline industry is heavily dependent on business models that concentrate operations in major airports in the United States and throughout the world. An extended interruption or disruption at one of our hubs or other airports where we have a significant presence resulting from ATC delays, weather conditions, natural disasters, growth constraints, relations with third-party service providers, failure of computer systems, disruptions to government agencies or personnel (including as a result of government shutdowns), disruptions at airport facilities or other key facilities used by us to manage our operations, labor relations, power supplies, fuel supplies, terrorist activities, international hostilities or otherwise could result in the cancellation or delay of a significant portion of our flights and, as a result, could have a material impact on our business, operating results and financial condition.”
•“[I]f the Company is unable to acquire additional aircraft at acceptable prices from Boeing or Airbus, or if Boeing or Airbus fails to make timely deliveries of aircraft (whether as a result of any failure or delay in obtaining regulatory approval or certification for new model aircraft . . . or manufacturing delays or otherwise) or to provide adequate support for its products, including with respect to the aircraft subject to firm orders under our United Next plan, the Company’s operations could be materially and adversely affected.”
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•“The failure of any of the Company’s third-party service providers to perform their service obligations adequately, or other interruptions of services, may reduce the Company’s revenues and increase its expenses, prevent the Company from operating its flights and providing other services to its customers or result in adverse publicity or harm to our brand.”
United will continue to evaluate the potential risks and impacts of weather-related disruptions on its suppliers and partners as the risks and impacts evolve and disclose—and provide appropriate updates to—the material impacts, trends, uncertainties, and risks in its future SEC filings as appropriate in accordance with Commission rules and regulations then in effect.
4.We note your response to prior comment 8 and reissue it in part. Please quantify any compliance costs related to climate change for each of the periods covered by your Form 10-K.
Response: United estimates that its aggregate costs incurred specifically to comply with environmental sustainability legislation and regulation and non-binding standards and accords related to climate change were approximately $16,000, $37,000 and $29,000 in the fiscal years ended December 31, 2019, 2020 and 2021, respectively.

233 South Wacker Drive, 13th Floor–WHQLA, Chicago, IL 60606     5

If you have any questions or comments regarding this response to the Comment Letter, please feel free to contact me by phone at (872) 825-3077 or by email at chris.kenny@united.com. We would appreciate the opportunity to discuss any remaining questions or concerns with the Staff at your convenience after the Staff reviews this response.

Sincerely,
/s/ Chris Kenny

Chris Kenny
Vice President and Controller

cc:	Michele Hooper, Chair, Audit Committee
J. Scott Kirby, Chief Executive Officer
Gerald Laderman, Executive Vice President Finance and Chief Financial Officer
Robert Rivkin, Senior Vice President and Chief Legal Officer
E. Anna Ha, Associate General Counsel and Corporate Secretary
Andrew Soucheray, Partner, Ernst & Young LLP
233 South Wacker Drive, 13th Floor–WHQLA, Chicago, IL 60606